Exhibit (a)(1)(xxi)

ISRAEL SUPPLEMENTAL QUESTIONS AND ANSWERS

Dated September 18, 2009

This document contains responses to frequently asked questions regarding the tax implications in Israel related to EFI’s stock option exchange offer. This document does not, however, contain all of the details of the offer. Accordingly this document is qualified in its entirety by, and should be read in connection with, the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments (the “Offer to Exchange”). For more information on any of the topics discussed below, please refer to the Offer to Exchange.

If you intend to participate in the exchange offer, then you should not rely on this information as anything other than a general guide to the potential taxation consequences which may arise. You are advised to obtain independent taxation advice specific to your particular circumstances in relation to your participation in the exchange offer.

Q1.	Why did EFI apply for a tax ruling in Israel?

A1.	Under general Israeli tax principles, no tax will be assessed at the time of the exchange on RSUs that are acquired in exchange for unvested options. However, the exchange of vested options for RSUs would trigger a taxable event, and employees would be subject to income and social tax at the time of the exchange based upon the fair market value of the underlying shares of the newly issued RSUs received in the exchange.

As a result, EFI applied for a tax ruling from the Israel Tax Authority (“ITA”) to request that tax will not be imposed at the time of the exchange. We have received a draft written ruling from the ITA that the exchange will not be treated as a taxable event. In addition, the ITA has indicated in their draft written ruling that RSUs will be taxed at the time of vesting. However, the ITA has not yet issued its final written ruling and may not issue it prior to the expiration of the exchange offer.

Q2.	How will I know that EFI has obtained a final written ruling?

A2.	Once EFI receives the final written ruling, we will notify you. You must consent to the ruling in writing within 30 days following the date the ruling is obtained in order for the terms of the ruling to apply to your option exchange.

Q3.	Where can I find the form of tax ruling consent for Israel and how can I submit it?

A3.	The form of tax ruling consent for Israel is available on the election website at https://webapps.efi.internal/exchange and on our intranet at

http://info-new/departments/hr/soe.asp. Your completed and signed consent must be submitted to the Option Exchange Administrator at efioptionexchange@efi.com within 30 days following the date the ruling is obtained. We will notify you when we receive the ruling.

Q4.	What are the consequences if I chose not to submit or forget to submit my tax ruling consent?

A4.	If you chose not to submit or forget to submit your tax ruling consent for Israel, the terms of the favorable Israel Tax Ruling that EFI has obtained may not apply to you and the exchange of your vested options may be taxed at the time of the exchange. As a result, the exchange of such vested options would be subject to income and social tax at the time of the exchange based upon the fair market value of the underlying shares of the newly issued RSUs received in the exchange.

Q5.	How will the RSUs received in the option exchange be taxed in Israel?

A5.	As previously explained, the taxation of RSUs in Israel is not directly legislated and the RSUs may be deemed taxable at either the vest or at sale. In order to clarify this uncertainty, EFI had also requested that the ITA determine the time of taxation of the RSUs. The ITA’s draft written ruling has indicated that the RSUs will be subject to income and social tax on the vest date, based on the fair market value of the shares at the time of vesting. Any subsequent sale of the shares would trigger capital gains tax on the gain based upon the difference between the sales price and the fair market value of the shares at vest.